Mail Stop 4561

March 5, 2009

Ms. May Wu
Chief Financial Officer
Home Inns & Hotels Management Inc.
No. 124 Cao Bao Road, Xu Hui District
Shanghai, People's Republic of China, 200235

> **Re: Home Inns & Hotels Management Inc.**
> **Form 20-F for the year ended December 31, 2007**
> **File No. 1-33082**

Dear Ms. Wu:

We have reviewed your first response letter dated February 13, 2009 and have the following additional comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 20-F for the year ended December 31, 2007

Financial Statements of Home Inns & Hotels Management Inc.

9. Convertible Bond, page F-28

1. We note your response to prior comment 4 and your representation that the exchange rate was fixed on the date of issuance. Please provide additional information as to how these bonds will convert including the how the number of shares used to calculate the settlement amount and the strike price will be determined. As you have disclosed that the bonds will convert at the USD equivalent of its RMB principal amount, please tell us the effects, if any, fluctuations in exchange rates will have on these calculations. Lastly, please tell

us how you have considered the guidance contained in paragraph 13 of EITF 07-5, and any other authoritative guidance used to determine that the conversion feature should be considered indexed to the Company's stock.

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit a response letter on EDGAR that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Kevin Woody
Branch Chief